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                              September 1, 2020

       Longjiang Li
       President
       Bymax Corp.
       North District Sunshine Home Unit 2
       Floor 6, Ste. #201, Inner Mongolia
       Manzhouli City F4 021400

                                                        Re: Bymax Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed August 5,
2020
                                                            File No. 333-240750

       Dear Mr. Li:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed August 5, 2020

       Risk Factors, page 10

   1. Please revise your risk factors to disclose the risk of doing business in China, including the various regulatory
constraints.
       It will be extremely difficult to acquire jurisdiction..., page 13

   2. Please elaborate upon this risk factor to discuss where your assets and officers are located and enhance your
disclosure of the specific challenges associated with enforcing liabilities in the jurisdiction(s)
that are applicable to this risk.
 Longjiang Li
Bymax Corp.
September 1, 2020
Page 2
Government Regulation, page 27

3. Please discuss the effect of existing or probable governmental regulations on your planned business operations, including the need for any government approval for any of your planned products or services. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.
Directors, Executive Officers, Promoter and Control Persons, page 33

4. Please revise to disclose the business experience of Mr. Li and Mr. Kraft during the past five years as required by Item 401(e)(1) of Regulation S-K. For example, please elaborate
         on Mr. Li   s business experience    as the freelance business
consultant in retail    from 2016
         through 2019. Similarly, please elaborate on Mr. Kraft   s business
experience    as the
         private business consultant in online retail    from 2016 through
2019.
Exhibits

5. Your exhibit list does not make reference to either your legality opinion or subscription agreement, if available. Please file all required exhibits in a timely manner so that we may have time to review them before you request that your registration statement become effective.
General

6. Given that you have nominal operations and nominal assets consisting only of cash, it appears that you may be a shell company, as defined in Rule 405 of Regulation C. Please disclose in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the enhanced reporting requirements imposed on shell companies, and the conditions that
FirstName LastNameLongjiang Li
       must be satisfied before restricted and control securities may be resold in reliance on Rule
Comapany
       144.NameBymax
            If you do not Corp.
                           believe that you are a shell company, please provide
us with your legal
       analysis.
September 1, 2020 Page 2
FirstName LastName
 Longjiang Li
FirstName LastNameLongjiang Li
Bymax Corp.
Comapany 1,
September NameBymax
             2020      Corp.
September
Page 3    1, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas Lamparski at (202) 551-4695 or Mara Ransom at
(202) 551-
3264 with any other questions.




                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services